SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

International Coal Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title and Class of Securities)

45928H106

(CUSIP Number)

WL Ross Group, L.P.

1166 Avenue of the Americas

New York, New York 10036

Attention: Michael J. Gibbons

Telephone Number: (212) 826-1100

Facsimile Number: (212) 317-4891

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Robert A. Profusek

Jones Day

222 East 41st Street

New York, New York 10017

Telephone: (212) 326-3939

March 10, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45928H106	SCHEDULE 13D/A

1	NAME OF REPORTING PERSON WLR Recovery Fund L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,719,848 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,719,848 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,719,848 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON PN

(1)	The shares are held directly by WLR Recovery Fund L.P. (“WLR Fund I”). Wilbur L. Ross, Jr. (“Mr. Ross”) is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates LLC. WLR Recovery Associates LLC is the general partner of WLR Fund I. Accordingly, WLR Recovery Associates LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share voting and dispositive power over the shares held directly by WLR Fund I.

Page 2 of 14 Pages

CUSIP No. 45928H106	SCHEDULE 13D/A

1	NAME OF REPORTING PERSON WLR Recovery Fund II, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 15,268,575 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 15,268,575 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,268,575 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON PN

(1)	The shares are held directly by WLR Recovery Fund II, L.P. (“WLR Fund II”). Mr. Ross is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates II LLC. WLR Recovery Associates II LLC is the general partner of WLR Fund II. Accordingly, WLR Recovery Associates II LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share voting and dispositive power over the shares held directly by WLR Fund II.

Page 3 of 14 Pages

CUSIP No. 45928H106	SCHEDULE 13D/A

1	NAME OF REPORTING PERSON WLR Recovery Fund III, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,549,000 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,549,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,549,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON PN

(1)	The shares are held directly by WLR Recovery Fund III, L.P. (“WLR Fund III”). Mr. Ross is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates III LLC. WLR Recovery Associates III LLC is the general partner of WLR Fund III. Accordingly, WLR Recovery Associates III LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share voting and dispositive power over the shares held directly by WLR Fund III.

Page 4 of 14 Pages

CUSIP No. 45928H106	SCHEDULE 13D/A

1	NAME OF REPORTING PERSON WLR Recovery Associates LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,719,848 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,719,848 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,719,848 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON IA

(1)	The shares are held directly by WLR Fund I. Mr. Ross is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates LLC. WLR Recovery Associates LLC is the general partner of WLR Fund I. Accordingly, WLR Recovery Associates LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share voting and dispositive power over the shares held directly by WLR Fund I.

Page 5 of 14 Pages

CUSIP No. 45928H106	SCHEDULE 13D/A

1	NAME OF REPORTING PERSON WLR Recovery Associates II LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 15,268,575 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 15,268,575 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,268,575 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON IA

(1)	The shares are held directly by WLR Fund II. Mr. Ross is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates II LLC. WLR Recovery Associates II LLC is the general partner of WLR Fund II. Accordingly, WLR Recovery Associates II LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share voting and dispositive power over the shares held directly by WLR Fund II.

Page 6 of 14 Pages

CUSIP No. 45928H106	SCHEDULE 13D/A

1	NAME OF REPORTING PERSON WLR Recovery Associates III LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,549,000 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,549,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,549,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON IA

(1)	The shares are held directly by WLR Fund III. Mr. Ross is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates III LLC. WLR Recovery Associates III LLC is the general partner of WLR Fund III. Accordingly, WLR Recovery Associates III LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share voting and dispositive power over the shares held directly by WLR Fund III.

Page 7 of 14 Pages

CUSIP No. 45928H106	SCHEDULE 13D/A

1	NAME OF REPORTING PERSON WL Ross Group, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 24,537,423 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 24,537,423 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,537,423 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%
14	TYPE OF REPORTING PERSON IA

(1)	5,719,848 of the shares are held directly by WLR Fund I, 15,268,575 of the shares are held directly by WLR Fund II and 3,549,000 of the shares are held directly by WLR Fund III. Mr. Ross is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of each of WLR Recovery Associates LLC, WLR Recovery Associates II LLC and WLR Recovery Associates III LLC. WLR Recovery Associates LLC is the general partner of WLR Fund I. WLR Recovery Associates II LLC is the general partner of WLR Fund II. Similarly, WLR Recovery Associates III LLC is the general partner of WLR Fund III. Accordingly, WLR Recovery Associates LLC, WLR Recovery Associates II LLC, WLR Recovery Associates III LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share voting and dispositive power over the shares held directly by the Funds.

Page 8 of 14 Pages

CUSIP No. 45928H106	SCHEDULE 13D/A

1	NAME OF REPORTING PERSON El Vedado, LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 24,537,423 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 24,537,423 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,537,423 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%
14	TYPE OF REPORTING PERSON IA

(1)	5,719,848 of the shares are held directly by WLR Fund I, 15,268,575 of the shares are held directly by WLR Fund II and 3,549,000 of the shares are held directly by WLR Fund III. Mr. Ross is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of each of WLR Recovery Associates LLC, WLR Recovery Associates II LLC and WLR Recovery Associates III LLC. WLR Recovery Associates LLC is the general partner of WLR Fund I. WLR Recovery Associates II LLC is the general partner of WLR Fund II. Similarly, WLR Recovery Associates III LLC is the general partner of WLR Fund III. Accordingly, WLR Recovery Associates LLC, WLR Recovery Associates II LLC, WLR Recovery Associates III LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share voting and dispositive power over the shares held directly by the Funds.

Page 9 of 14 Pages

CUSIP No. 45928H106	SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Wilbur L. Ross, Jr. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO/WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 24,537,523 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 24,537,523 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,537,523 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%
14	TYPE OF REPORTING PERSON IN

(1)	5,719,848 of the shares are held directly by WLR Fund I, 15,268,575 of the shares are held directly by WLR Fund II and 3,549,000 of the shares are held directly by WLR Fund III. Mr. Ross is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of each of WLR Recovery Associates LLC, WLR Recovery Associates II LLC and WLR Recovery Associates III LLC. WLR Recovery Associates LLC is the general partner of WLR Fund I. WLR Recovery Associates II LLC is the general partner of WLR Fund II. Similarly, WLR Recovery Associates III LLC is the general partner of WLR Fund III. Accordingly, WLR Recovery Associates LLC, WLR Recovery Associates II LLC, WLR Recovery Associates III LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share voting and dispositive power over the shares held directly by the Funds. Mr. Ross directly acquired 100 shares in the open market at $12.95 per share on November 21, 2005 in the first transaction in shares on The New York Stock Exchange.

Page 10 of 14 Pages

Explanatory Note

This Amendment No. 3 to Schedule 13D (this “Schedule 13D/A”) amends and supplements the Statement of Beneficial Ownership on Schedule 13D initially filed on November 23, 2005 and amended June 15, 2006 and May 4, 2009 (as so amended the “Statement”), with respect to the Common Stock, $0.01 par value (the “Common Stock”), of International Coal Group, Inc., a Delaware corporation (the “Company”), acquired by Wilbur L Ross, Jr. (“Mr. Ross”) and the entities affiliated with him listed in Item 2 of this Statement in connection with the Company’s reorganization in 2005 and previously announced transactions completed in 2006.

This Schedule 13D/A amends and supplements the Statement as follows:

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

As of the date of this Statement, the Reporting Persons beneficially owned a total of 24,537,523 shares of Common Stock, which represent approximately 13.7% of the Company’s outstanding Common Stock as of February 28, 2010. The shares were acquired on the dates set forth in Item 3 of this Statement (which is incorporated into this Item 5 by this reference). The number of shares of Common Stock as to which each Reporting Person has or shares voting or dispositive authority is set forth in Items 8 and 10 of each of the cover pages to this Statement (pages 2 through 10 hereof) relating to each such Reporting Persons (which are incorporated into this Item 5 by this reference).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended and restated in its entirety as follows:

As described in the Company’s Registration Statement on Form S-4 (File No. 333-126156), the shares of Common Stock beneficially owned by the Reporting Persons are entitled to certain registration rights pursuant to the registration rights agreements listed below in Item 7.

On March 10, 2010, in connection with the Company’s announced public offerings of Common Stock and convertible notes, the Reporting Persons entered into lock-up agreements (the “Lock-Up Agreements”) with the underwriters of the public offerings. Pursuant to the Lock-Up Agreements, subject to certain exceptions as described in the Lock-Up Agreements, filed as Exhibits 6 and 7 under Item 7 to this Statement and incorporated into this Item 6 by reference, the Reporting Persons may not sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any Common Stock or any debt securities of the Company, for a period of 90 days after the date of the final prospectus supplements relating to the public offerings (which may be extended under limited circumstances).

Item 7.	Material to be Filed as Exhibits.

Item 7 is amended and restated in its entirety as follows:

Exhibit 1	Agreement as to Joint Filing of Schedule 13D.*

Exhibit 2	Disclaimer of Beneficial Ownership.*

Exhibit 3	Power of Attorney.*

Exhibit 4	Registration Rights Agreement by and between International Coal Group, Inc., WLR Recovery Fund II, L.P., Contrarian Capital Management LLC, Värde Partners, Inc., Greenlight Capital, Inc., and Stark Trading, Shepherd International Coal Holdings Inc., which is incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-1 (File No. 333-124393) of the Registrant filed with the Securities and Exchange Commission on June 15, 2005.

Exhibit 5	Form of Registration Rights Agreement between International Coal Group, Inc. and certain former Anker stockholders and CoalQuest members, which is incorporated by reference to Exhibit 4.4 to the Registration Statement on Form S-1 (File No. 333-124393) of the Registrant filed with the Securities and Exchange Commission on June 30, 2005.

Page 11 of 14 Pages

Exhibit 6	Lock-Up Agreement of Wilbur L. Ross, Jr., dated March 10, 2010.

Exhibit 7	Lock-Up Agreement of WL Ross Group, L.P., on behalf of itself and related shareholder entities, dated March 10, 2010.

*	Previously filed with Amendment No. 2 to Schedule 13D filed on May 4, 2009.

Page 12 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2010

WLR RECOVERY FUND L.P.
By:	WLR Recovery Associates LLC, its General Partner
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

WLR RECOVERY FUND II, L.P.
By:	WLR Recovery Associates II LLC, its General Partner
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

WLR RECOVERY FUND III, L.P.
By:	WLR Recovery Associates III LLC, its General Partner
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

WLR RECOVERY ASSOCIATES LLC
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

WLR RECOVERY ASSOCIATES II LLC
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

Page 13 of 14 Pages

WLR RECOVERY ASSOCIATES III LLC
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

WL ROSS GROUP, L.P.
By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

EL VEDADO, LLC

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

/S/ WILBUR L. ROSS, JR.
Wilbur L. Ross, Jr.

*	The undersigned, by signing his name hereto, does sign and execute this Schedule 13D pursuant to the Powers of Attorney executed by the above-named officers and managing members of the reporting companies and filed with the Securities and Exchange Commission on behalf of such officers and managing members.

/S/ WILBUR L. ROSS, JR.
Wilbur L. Ross, Jr.

Page 14 of 14 Pages